SHARPE RESOURCES CORPORATION
3258 Mob Neck Road
Heathsville, VA   22473
Phone:    804-580-8107
Fax:        804-580-4132

July 1, 2009

Securities and Exchange Commission

RE:    Withdrawal of Edgar Submission 20FR-12B File #00134399

To Whom It May Concern:

Please be advised that Sharpe Resources Corporation is withdrawing its submission 120FR-12B submitted on June 30, 2009.  The wrong submission type was used in error by the Company.  It should have been filed as an NT-20F.  Please feel free to contact me should you have any questions.

Sincerely,

\s\ Roland M. Larsen
Roland M. Larsen
President